UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
ARS 200,000,000 35.00% Notes due 7 August 2019 (to be consolidated and form a single series with the Bank's ARS 250,000,000 35.00% Notes due 7 August 2019 issued on 7 August 2018, the Bank's ARS 175,000,000 35.00% Notes due 7 August 2019 issued on 4 September 2018, the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 27 September 2018, the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 9 October 2018 and the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 17 October 2018)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 7 November 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Argentine Peso ("ARS") 200,000,000 35.00% Notes due 7 August 2019 (the "Notes") (to be consolidated and form a single series with the Bank's ARS 250,000,000 35.00% Notes due 7 August 2019 issued on 7 August 2018, the Bank's ARS 175,000,000 35.00% Notes due 7 August 2019 issued on 4 September 2018, the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 27 September 2018, the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 9 October 2018 and the Bank's ARS 200,000,000 35.00% Notes due 7 August 2019 issued on 17 October 2018) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorised by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 7 November 2018 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 7 November 2018 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	92.85%	N/A	92.85%
Total	ARS 185,700,000.00	N/A	ARS 185,700,000.00[1]

[1] Plus 94 days' accrued interest on the principal amount of the Notes from and including 7 August 2018 to but excluding 9 November 2018, in the amount of ARS 18,027,400.00, such that the aggregate proceeds to the Bank will be ARS 203,727,400.00 (payable in U.S. dollars in the amount of USD 5,711,449.40).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 7 November 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 7 November 2018.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

J.P.Morgan

07 November 2018

To: European Bank for Reconstruction and Development

Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 (the "Notes") (to be consolidated and form a single series with the Issuer's ARS 250,000,000 35.00 per cent. Notes due 7 August 2019 issued on 7 August 2018, the Issuer's ARS 175,000,000 35.00 per cent. Notes due 7 August 2019 issued on 4 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 27 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 9 October 2018 and the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 17 October 2018)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers (being Linklaters LLP and, for a no-registration opinion in relation to any sales in to the United States, Sullivan & Cromwell LLP);

(b) The fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. §290.3 no later than the date of this agreement, the Notes are expected to be offered and sold in the United States.

(iii) The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

J.P. Morgan Securities plc
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684

A37620459

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

The net proceeds of the issue are ARS 203,727,400.00 (payable in USD in the amount of USD 5,711,449.40) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)   we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)   we note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities plc

By: ....

Authorised signatory

A37620459

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Pricing Supplement

07 November 2018

European Bank for Reconstruction and Development
ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 (the "Notes") (to be consolidated and form a single series with the Issuer's ARS 250,000,000 35.00 per cent. Notes due 7 August 2019 issued on 7 August 2018, the Issuer's ARS 175,000,000 35.00 per cent. Notes due 7 August 2019 issued on 4 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 27 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 9 October 2018 and the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 17 October 2018)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Argentine Peso ("**ARS**"), the lawful currency of the Republic of Argentina, *provided that* all payments in respect of the Notes will be made in United States dollars ("**USD**") subject to the provisions set out in the Annex hereto
2	Nominal Amount:	ARS 200,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	09 November 2018
5	Issue Price:	92.85 per cent. of the Nominal Amount, plus 94

days' accrued interest (ARS 18,027,400.00) from (and including) 7 August 2018 to (but excluding) the Issue Date.

| 6 | Maturity Date: | 7 August 2019, subject to the provisions set out in the Annex hereto |

| 7 | Fungible with existing Notes: | Yes. The Notes will be consolidated and form a single series with the Issuer's ARS 250,000,000 35.00 per cent. Notes due 7 August 2019 issued on 7 August 2018, the Issuer's ARS 175,000,000 35.00 per cent. Notes due 7 August 2019 issued on 4 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 27 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 9 October 2018, as at the Issue Date and the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 17 October 2018, as at the Issue Date. |

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	ARS 10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

| 14 | Partly Paid Notes: | No |

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	7 August 2018
	Fixed Rate Notes:	

16	(a)	Fixed Rate of Interest:	35.00 per cent. per annum, equal to ARS 3,500.00 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD subject to the provisions set out in the Annex hereto
	(b)	Fixed Interest Dates:	Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual / Actual - ICMA
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Buenos Aires shall be the principal business centre. London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Buenos Aires shall be the principal business centre. London and New York City shall be additional business centres, subject to the provisions set out in the Annex hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

option:

23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, payable in USD and subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	Argentina: The Notes have not been and will not be registered for public offering under Argentine law No. 17,811, as amended, and accordingly, the Notes may not be publicly advertised, offered or sold within the Republic of Argentina.
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	186389123
	ISIN Code:	XS1863891237
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be

admitted to trading on the Regulated Market of the London Stock Exchange plc

35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a **"Redenomination Clause"**), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 09 November 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	LISTING	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 09 November 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
		The Notes are to be consolidated and form a single series with the Issuer's ARS 250,000,000 35.00 per cent. Notes due 7 August 2019 issued on 7 August 2018, the Issuer's ARS 175,000,000 35.00 per cent. Notes due 7 August 2019 issued on 4 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 27 September 2018, the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 9 October 2018 and the Issuer's ARS 200,000,000 35.00 per cent. Notes due 7 August 2019 issued on 17 October 2018.
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   NOTIFICATION

Not Applicable

4   INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be ARS 203,727,400.00 but payable in USD in the amount of USD 5,711,449.40) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

| | (ii) | Estimated net proceeds: | ARS 203,727,400.00 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 5,711,449.40) |
| | (iii) | Estimated total expenses: | £6,000 |

6   YIELD

Indication of yield: 43.81 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7   HISTORIC INTEREST RATES

Not Applicable

8   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

ANNEX

Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date (subject to disruption event provisions below), as applicable, and determined by the Calculation Agent as follows, on the corresponding Valuation Date:

Specified Denomination / ARS Reference Rate on the applicable Valuation Date rounded to the nearest USD with USD 0.5 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on the Fixed Interest Date (subject to disruption event provisions below) and determined by the Calculation Agent as follows, on the corresponding Valuation Date:

ARS 3,500 / ARS Reference Rate on the applicable Valuation Date rounded to the nearest USD with USD 0.5 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Early Redemption Amount, the Final Redemption Amount and Fixed Interest Amount payable on the Early Redemption Date (if any) or the Maturity Date or the Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Early Redemption Date or Maturity Date and/or relevant Fixed Interest Date, as applicable).

If the ARS Reference Rate is not available for any reason on Bloomberg page <ARS MAEM> <CURRENCY> or on any successor page or on the web site of the MAE (www.mae.com.ar/mercados/forex/default.aspx) on any Valuation Date, the Calculation Agent shall determine that a Price Source Disruption Event (a **"Price Source Disruption Event"**) has occurred, and shall promptly inform the Issuer, the Noteholders and the Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i)   the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii)   the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the thirtieth day following determination of the occurrence of a Price Source Disruption Event the ARS Reference Rate (or successor pages) is still unavailable then the ARS Reference Rate shall be the average of such firm quotes (expressed as the number of ARS per one USD) from the Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of ARS and the purchase of USD at or about 3.00 p.m. Buenos Aires time on the applicable Valuation Date for settlement two New York Business days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply.

If none, or only one, of the Reference Dealers provides such a firm quote the Calculation Agent will determine the ARS Reference Rate (or a method for determining the ARS Reference Rate) in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if the Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date is not a Business Day, then such date (as applicable) shall occur on the next following Business Day.

For the purposes of these provisions:

"**ARS Reference Rate**" means in respect of a Valuation Date, the ARS/USD exchange rate in respect of such Valuation Date, expressed as the amount of ARS per one USD, determined by the Calculation Agent by reference to the ARS MAE (ARS05). The "**ARS MAE**" or "**ARS 05**" each means that the ARS/USD exchange rate for a given date will be the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, for settlement in two New York Business Days, as published both on Bloomberg page <ARS MAEM> <CURRENCY> and on MAE web site (www.mae.com.ar/mercados/forex/default.aspx) (or any successor or replacement page to such page) at approximately 3:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such Valuation Date, provided that the ARS/USD exchange rate found on the MAE's website shall prevail in case of conflict with the ARS/USD exchange rate appearing on Bloomberg page <ARS MAEM> <CURRENCY>.;

"**Business Day**" means any day (other than Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified, or, if no business centre is specified, in London, New York City and Buenos Aires;

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**New York Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City;

"**Postponed Early Redemption Date**" means the thirtieth day following the originally scheduled Early Redemption Date, (if any);

"**Postponed Fixed Interest Date**" means the thirtieth day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the thirtieth day following the originally scheduled Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/ARS exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Valuation Date**" means in respect of the Maturity Date, the Early Redemption Date (if any) and/or the Fixed Interest Date, the date that is five Business Days prior to such date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Valuation Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five (5) Business Days before the Postponed Maturity Date, the Postponed Fixed Interest Date or the Postponed Early Redemption Date as applicable.